Exhibit 99.4

VANC Pharmaceuticals Announces Drug Establishment License Issued by Health Canada

December 10, 2014 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (“OTC”) markets, is pleased to announce that the Company has been issued a Drug Establishment License (“DEL”) (license number 102220-A) by Health Canada. The license allows the Company to import pharmaceutical products and distribute them within Canada. The import activity covered by the license includes manufacturing pharmaceuticals at the Company’s Good Manufacturing Practices (“GMP”) compliant foreign site.

“The issuance of a Drug Establishment License along with the approval of our partner’s GMP manufacturing site is a key step towards the commercialization of our generic drug portfolio,” said Arun Nayyar, CEO of VANC. “We have partnered with leading global generics manufacturers and look forward to providing Canadians with quality, safe and affordable generic drugs by way of our GMP manufacturing facilities.”

The Company plans to launch sales of the generic drug portfolio in Q2-2015. Further updates on additional products and growth of the generic drug portfolio will be provided over the next several weeks.

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar,

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.